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EXHIBIT 99.3

NI 54-101 RETURN CARD

Exhibit 99.3

SUNCOR ENERGY

☐ English / Anglais ☐ French / Français ☐ Interim Financial Statements / États financiers intermédiaires ☐ Annual Financial Statements / États financiers annuels

Rather than receiving financial statements by mail, you may choose to access them at www.suncor.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Plutôt que de recevoir les états financiers par la poste, vous pouvez choisir d'avoir accès à ces documents à www.suncor.com, ou en vous inscrivant en ligne à www.computershare.com/listedistribution. Si vous voulez recevoir les états financiers intermédiaires et le rapport de gestion connexe et/ou les états financiers annuels et le rapport de gestion connexe, veuillez l'indiquer ci-dessus.

Computershare utilisera les renseignements recueillis uniquement aux fins de l'envoi de ces états financiers. Vous pouvez prendre connaissance du Code de confidentialité de Computershare à www.computershare.com/confidentialite ou nous demander de vous en faire parvenir un exemplaire par la poste.

Name / Nom

Apt. / App. Street Number - Numéro civique Street Name : Rue

City / Ville Prov. : State Postal Code : Code postal / Zip Code

SUNQ 10NITB

10NITB02

SUNQ.BEN_IA_NPB.B.9270.OUTSOURCED/000001/000001/i

[LOGO] OBINPP Place Stamp Here Apposer le timbre ici Computershare 100 University Ave. 9th Floor Toronto ON M5J 2Y1 Computershare 100 University Ave. 9e étage Toronto ON M5J 2Y1

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  EXHIBIT 99.3
NI 54-101 RETURN CARD